EXHIBIT 99.1

Focus Media Announces Filing of 20-F and Completion of Audit Committee Investigation

Shanghai, China, September 25, 2007 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest out-of-home multi-platform life-style media company, announced today that it had filed its previously delayed annual report on Form 20-F together with the audited financial statements for the year ended December 31, 2006.

The Company further announced that the Audit Committee has completed its previously disclosed investigation into allegations made by U.S. Counsel to an investor described as holding a short position in Focus Media stock.  The results of the investigation have been discussed with the Company’s independent Registered Public Accounting firm.

Based upon its review of the evidence, the Audit Committee concluded that nothing has come to its attention – apart from the initial allegations that gave rise to the investigation – that would cause the Audit Committee to believe that Focus Media made undisclosed rebate payments to a third party advertising agency through another advertising agency, namely, Everease.  The Company has informed Investigators that it has concluded that Everease is a related party based upon information developed during the investigation.  Based upon its review of the evidence, the Audit Committee concurs with the Company’s conclusion that Everease should be deemed a related party.

FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. This information may involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Although Focus Media believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading out-of-home multi-platform life-style media company, which operates the largest out-of-home advertising network in China using audiovisual flat-panel displays. Based on an audience-centric approach, Focus Media provides targeted advertising channels which cover specific demographics groups and their daily activities, from office buildings to retail chain stores, residential building, shopping malls, golf country clubs, airports, and airport transit buses. As of March 31, 2007, Focus Media had approximately 90,000 display units in our commercial location network, 40,700 display units in our in-store network, 124,500 advertising poster frames installed throughout China and 200 outdoor LED displays in Shanghai. Over 4,000 international and domestic advertisers had placed advertisements through our multi-platform networks as of March 31, 2007. For more information about Focus Media, please visit our website ir.focusmedia.cn.

Investor and Media contact:
Jie Chen
Tel: +86 21 32124661*6607
Email: ir@focusmedia.cn